Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	33	16	1,804
BRIAN WALLACE	33	16	1,804
CHRISTOPHER BELL	33	16	1,804

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JANUARY 2004 AT 227.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED

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